Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Partner
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***].”

April 10, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram, Legal Branch Chief
Mr. Kate McHale, Staff Attorney
Ms. Tracey Houser, Staff Accountant
Mr. Alfred Pavot, Staff Accountant

Re:                             FDO Holdings, Inc.
Registration Statement on Form S-1

Initially Filed February 10, 2017

File No. 333-216000

Dear Mr. Ingram and Ms. McHale:

We are submitting this letter on behalf of FDO Holdings, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced registration statement (the “Registration Statement”) initially filed with the Commission on February 10, 2017.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Because of the commercially sensitive nature of the information contained herein, the Company requests confidential treatment under 17 C.F.R. §200.83 for selected portions of this letter.  For the Staff’s reference, the Company has enclosed a copy of its letter to the Office of Freedom of Information and Privacy Act with this copy of the correspondence marked to show the portions redacted form the version filed via EDGAR and for which the Company is requesting confidential treatment in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83) (“Rule 83”).

Confidential Treatment Requested by FDO Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.  Any such notice may be directed to David Christopherson at FDO Holdings, Inc., 2233 Lake Park Drive, Smyrna, Georgia 30080 or at (404) 471-1634, with a copy to Monica Shilling, at Proskauer Rose LLP, 2049 Century Park East, Suite 3200, Los Angeles, California 90067.

History

The Company confidentially submitted to the Commission in draft form on May 30, 2014 and originally filed with the Commission on November 7, 2014 a registration statement (the “Prior Registration Statement”) in connection with a prior proposed initial public offering (the “Prior Proposed IPO”).  The Company submitted an application for withdrawal of the Prior Registration Statement, which was deemed granted on April 15, 2016.

The Company advises the Staff that, in connection with the Prior Proposed IPO, the Company submitted a letter to the Staff on November 21, 2014 (“Prior Price Range Letter”) indicating an anticipated price range of $[***] to $[***] for such offering, which was based off an expected [***] for one stock split.  The Company did not effect such stock split nor has the Company effected any other stock split since the Prior Proposed IPO.  The Prior Price Range Letter indicated an anticipated valuation of the Company’s common stock of between $[***] and $[***].  The Company advises the Staff that, with respect to grants of stock options since the date of the Prior Price Range Letter, the fair value of the Class B Common Stock of the Company, par value $0.001 per share (“Class B Common Stock”) as determined by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) in connection with such grants of stock options have been greater than the anticipated valuation of the Company’s common stock as set forth in the Prior Price Range Letter.

Preliminary Discussions

The Company first engaged in informal discussions with potential underwriters regarding initiating another process for a potential initial public offering in December 2016.  In connection with these discussions, the potential underwriters were provided with updated information about the Company, and in January 2017, the potential underwriters presented to the Company their analyses of the Company’s business, their potential positioning and informal indications of potential valuation of the Company and the initial public offering marketplace generally (collectively, the “Preliminary Presentations”).  The potential underwriters did not provide the Company with formal valuations of the Company during such discussions.

Price Range

Based on information provided on April 6, 2017 by representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., the underwriters who are acting as representatives of the underwriters in connection with the Company’s initial public offering, the Company advises the Staff that based on current market conditions and after giving effect to a stock split, expected to be [***] for one (the “Stock Split”), that will be implemented prior to effectiveness of the Registration Statement, the Company currently anticipates that the estimated offering price range (the “Price Range”) to be included on the cover of the Company’s preliminary prospectus circulated to investors will be $[***] to $[***].  The Company also advises the Staff that the actual price range to be included on the cover of the preliminary prospectus will be no greater than 20% (or $2.00, if the maximum price is $10.00 or less).

The Price Range was determined based on a number of factors, including the history of, and prospects for, the Company and its industry, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, in each case as of the time the Price Range was determined.  The Price Range assumes a successful initial public offering and does not take into account any lack of liquidity or any other potential outcome for the Company, such as remaining a privately held company.

The Company advises the Staff that the final price range has not yet been determined and will not be established until shortly before the printing of the preliminary prospectus for the offering, taking into account then-current market conditions, continuing discussions with the underwriters and further business developments.  However, the Company does not believe that the Price Range will be subject to significant change.  The Company will set forth a bona fide price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Fiscal 2017 and 2016 Stock-Based Compensation

In light of the foregoing, the Company is providing the Staff with information regarding its determination of the fair value of equity underlying options to acquire shares of the Company’s Class B Common Stock, which were granted as compensation during fiscal 2016 and which will be converted into options to acquire shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), upon consummation of the offering.  No options have been granted by the Company during fiscal 2017.

Options to acquire shares of Class B Common Stock were granted to eligible participants as incentive compensation under the FDO Holdings, Inc. 2011 Amended & Restated Stock Incentive Plan (the “Plan”).  All options were granted with exercise prices equal to or greater than the estimated fair market value of the Company’s Class B Common Stock on the date of grant. The fair value of the Company’s Class B Common Stock is determined by the Compensation Committee, and in some cases by the Board, based on the inputs described below.

The following table summarizes all grants of options to acquire shares of Class B Common Stock from January 1, 2016 through the date of this letter and reflects the adjustments to the exercise price to such options resulting from the Stock Split as well as adjustments relating to the Special Dividend (as defined below) for certain options outstanding at the time of the Refinancing (as defined below):

		Pre-Stock Split				Post-Stock Split
Grant Date	Number of Shares (Pre- Stock Split)	Exercise Price Per Share		Fair Value per Share on Grant Date		Exercise Price Per Share		Fair Value per Share on Grant Date
February 24, 2016	598	$3,025.00		$3,025.00		$	[***]	$	[***]
		$2,244.39	*	$2,244.39	*	$	[***]	$	[***]

July 13, 2016	854	$3,223.00		$3,223.00		$	[***]	$	[***]
		$2,442.39	*	$2,442.39	*	$	[***]	$	[***]

September 30, 2016	4,842	$3,214.00		$3,214.00		$	[***]	$	[***]

* Exercise price with respect to certain options were adjusted by the Company in respect of the Special Dividend, as described below.

As described in the Registration Statement, on September 30, 2016, the Company completed a refinancing transaction (the “Refinancing”) and the proceeds derived therefrom were used in part to fund a $202.5 million special dividend to the Company’s stockholders (the “Special Dividend”) and to make cash payments in an aggregate amount of $22.5 million in respect of vested and certain unvested stock options in accordance with the terms of the Plan (the “Option Payments”).  In connection with the Special Dividend, the Company lowered the exercise price of the outstanding unvested stock options that did not participate on the Option Payments in accordance with the terms of the Plan (the “Exercise Price Adjustments”) — there was no change to the fair value of such options in connection with the Company’s payment of the Special Dividend and the corresponding Exercise Price Adjustments.

Company Methodology in Determining Fair Value

General

The Compensation Committee has generally considered numerous factors in determining the estimated fair market value of the Company’s common stock, including (i) the recommendation of management, (ii) the financial performance of the Company, (iii) information provided by an independent third-party valuation studies obtained at least twice a year, or more frequently if necessary, and (iv) underlying changes in the business and other developments.  The Compensation Committee also reviews the assumptions and inputs used in connection with each independent third-party valuation study to ensure that they reflect the Compensation Committee’s and management’s best assessment of the business condition, prospects and operating performance of the Company at the applicable valuation date.

February 24, 2016

The Committee determined that the fair value of the Company’s common stock on February 24, 2016 was $3,025.00 per share (or $[***] after giving effect to the Stock Split).  This valuation was based on the factors described above, including (i) an independent third-party valuation study that valued the price per share of the Company’s common stock as of October 25, 2015 (the “October 2015 Valuation Report”), which concluded that, as of October 25, 2015, the fair value of the common stock was $3,025.00 per share (or $[***] after giving effect to the Stock Split), and (ii) the financial performance of the Company subsequent to the date of the October 2015 Valuation Report.(1)

July 13, 2016

(1)  The valuation in each Valuation Report was consistent with methods outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held-Company Equity Securities Issued as Compensation.  The valuation firm established the Company’s enterprise value using the income approach and the market approach.  The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic revenue and costs.  The cost of capital used to discount the cash flows was higher than the expected cost of capital after a successful initial public offering, given, among other things, the risks of completing a successful initial public offering, a lack of liquidity, and access to the financing available in the capital markets. The market approach measures the value of a company through comparison to comparable companies and transactions.  Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business.  Because both the income and market approaches are widely accepted and the valuation firm had equal confidence in the quality of the data and the underlying assumptions of each, the valuation firm gave equal weight to the two approaches in establishing the Company’s enterprise value.  The valuation firm then applied a discount of 10% based on the lack of marketability of the common stock, noting that exit transactions (i.e., a sale of the Company or an initial public offering) involve certain costs and extending holding periods that are greater than what would be needed to liquidate a marketable interest and, therefore, discounts for lack of marketability can still apply even with a high probability of a sale or initial public offering.

The Committee determined that the fair value of the Company’s common stock on July 13, 2016 was $3,223.00 per share (or $[***] after giving effect to the Stock Split).  This valuation was based on the factors described above, including (i) an independent third-party valuation study that valued the price per share of the Company’s common stock as of March 31, 2016 (the “March 2016 Valuation Report”), which concluded that, as of March 31, 2016, the fair value of the common stock was $3,223.00 per share (or $[***] after giving effect to the Stock Split), and (ii) the financial performance of the Company subsequent to the date of the March 2016 Valuation Report.(1)

September 30, 2016

The Committee determined that the fair value of the Company’s common stock on September 30, 2016 was $3,214.00 per share (or $[***] after giving effect to the Stock Split).  This valuation was based on the factors described above, including (i) an independent third-party valuation study dated as of September 29, 2016 that valued the price per share of the Company’s common stock as of August 31, 2016 (the “September 2016 Valuation Report”), which concluded that, as of August 31, 2016 and pro forma for the Refinancing, the Special Dividend, the Option Payments, and the Exercise Price Adjustments, the fair value of the Company’s common stock was $3,214.00 per share (or $[***] after giving effect to the Stock Split), and (ii) the financial performance of the Company subsequent to August 31, 2016.

Factors Contributing to the Difference between the Option Grant Date Fair Value and the Price Range

As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, the Board and the underwriters.  Both quantitative and non-quantitative factors, such as (i) valuations of recently completed public offerings, (ii) the respective growth of the issuers in such offerings as compared to that of the Company, (iii) current valuations of comparable public companies with similar growth profiles to that of the Company, (iv) the performance of the Company over the fourth quarter of fiscal 2016 and first quarter of fiscal 2017 and (v) recent and prevailing market conditions, are considered in determining the Price Range.

The Company believes that the difference between the fair value of the common stock underlying the options granted as of the dates set forth above (the “Option Grant Dates”) and the midpoint of the Preliminary Price Range is a result of the following factors:

Execution of the Company’s Growth Strategy

The Company has developed a growth strategy to drive its net sales and profit growth.  This strategy resulted in an increase in net sales of 24.9% in the fourth quarter of fiscal 2016 over the same period in fiscal 2015 and an increase in store openings in recent years, with the Company opening 12 new stores in fiscal 2016 (an increase of 21%) and [***] new stores in the first quarter of fiscal 2017.  The Preliminary Price Range was presented to the Company in April 2017, more than six months after the September 2016 options were granted.  Since the most recent Option Grant Date, the Company has opened [***] new stores.  The Company’s openings of such new stores strengthened its ability to position itself as a high-growth flooring and accessory retailer at the time the Preliminary Price Range was delivered.

Additionally, the Company’s new store model targets net sales on average of $10 million to $13 million and positive four wall Adjusted EBITDA in the first year, pre-tax payback in two to three years and cash on cash returns of greater than 50% in the third year.  Since the Option Grant Dates, the Company’s new stores have on average continued to exceed such targets, and the class of 12 new stores opened in fiscal 2016 is expected to exceed on average the Company’s net sales and four wall Adjusted EBITDA targets for new stores [***] and achieve on average [***] net sales and four wall Adjusted EBITDA [***] compared to classes of new stores opened in prior years.  The success and performance of the Company’s new stores has supported the Company’s belief in the significant store expansion opportunities of the Company, further strengthening the Company’s ability to position itself as a high-growth flooring and accessory retailer at the time the Preliminary Price Range was delivered.

The Company believes that, based on recent market conditions and its communications with the underwriters, the success of the Company’s continued growth strategy increased the Preliminary Price Range because high-growth retailers achieve significantly higher market valuations than those attained by retailers that are not able to successfully grow or grow as fast. Additionally, because new stores not currently opened provide a disproportionate share of future profit growth, the Company believes that the strong performance of the class of 2016 new stores has elevated the potential for new store profit growth contribution, thereby increasing the fair value of the Company’s common stock.

Financial Performance Following Grant of Options

The Company’s business has experienced strong growth in recent periods.

•                  In the fourth quarter of fiscal 2016, the Company achieved growth in net sales, net income, comparable store sales and Adjusted EBITDA of 24.9%, 67.6%, 14.0% and 16.9%, respectively, over the same period in fiscal 2015 (which included an extra week as compared to the fourth quarter of fiscal 2016).

•                  For fiscal 2016, the Company experienced growth in net sales, net income, comparable store sales and Adjusted EBITDA for fiscal 2016 of 34.0%, 60.6%, 19.4% and 48.8%, respectively, over fiscal 2015 (which included an extra week as compared to fiscal 2016).

•                  In the 13 weeks ended March 30, 2017, the Company achieved [***] quarterly sales of $[***] million, an increase in net sales of [***]% over the first quarter of 2016, and comparable store sales increased by [***]% over the same period in 2016.

The Company believes that the financial performance of the Company since the Option Grant Dates has increased the Preliminary Price Range.

Marketability Discount/Assumed Success of Initial Public Offering

The Preliminary Price Range represents a future price for shares of common stock that, if issued in the offering, will be immediately freely tradable in a public market. In contrast, the fair values of the common stock as of the Option Grant Dates represent contemporaneous determinations of the fair value of common stock that was then illiquid, might never become liquid (because at the time of such grant there remained substantial uncertainty with respect to both the possible timing of, and the Company’s ability to complete, an offering in light of market conditions and other factors) and, even if an initial public offering was successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering.

In addition, the Preliminary Price Range is based on a single outcome that is not probability weighted — a successful initial public offering in the near-term — and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at a differing valuation or that the Company may continue as a private, stand-alone entity. Among other things, successful completion of an initial public offering would strengthen the Company’s balance sheet and provide the Company with access to the public company debt and equity markets, resulting in a lower cost of capital, as well as a “currency” of publicly tradable securities to enable the Company to continue to execute its growth strategy. The Preliminary Price Range reflects these factors as a given, whereas the Committee valued the Company as it was at time of such valuation.

High Growth Comparable Company Group

In determining the Preliminary Price Range, the underwriters used valuation models of indicated market values based on a set of comparable publicly traded companies with growth profiles similar to that of the Company. As explained above, the Company and the underwriters believe marketing the Company as a high-growth flooring and accessory retailer will enable the

Company to maximize its valuation and pricing. Consistent with this expectation, the underwriters examined a set of publicly traded companies primarily comprised of seven retailers that generally have higher growth profiles than conventional retailers.

By comparison, as noted above, the Valuation Reports were prepared before the Company further strengthened its belief of the success of its growth strategy, and such Valuation Reports reflected a higher degree of uncertainty with respect to the success of the Company’s growth strategy. As disclosed in the Registration Statement, the Company competes broadly with large home improvement centers, national and regional specialty flooring chains, Internet-based companies and independent flooring retailers. As such, the Company believes that a broader comparable company group is reasonable for purposes of determining fair value outside the forward-looking context of the offering.

Overall Market Performance

The Price Range is directly impacted by market trends, including the recent acceleration of market growth stemming from national and international events.  For example, the recent U.S. presidential and congressional elections in November 2016 have resulted in an increase in market growth based on, among other things, the assumption that the new administration will foster a more lenient regulatory environment and lower tax regimes than the ones in place prior to such elections.  From September 30, 2016 through April 6, 2017 (the date the Preliminary Price Range was communicated to the Company), the S&P 500 and Dow Jones Industrial Average indices increased 8.7% and 12.9%, respectively. These additional factors have contributed to the difference between the fair value of the common stock underlying the options granted as of the dates set forth above and the midpoint of the Price Range.

Based on the above discussion, the Company believes its shares of Class B Common Stock were properly fair valued on the respective option grant dates, and such fair values are properly supported using appropriate valuation techniques.

In addition, attached hereto as Annex A for review by the Staff are a number of pages from the Registration Statement reflecting the Price Range and the Stock Split, certain information previously left blank in the Registration Statement that is derived from such Price Range and such Stock Split, disclosure related to our preliminary estimates for the thirteen weeks ended March 30, 2017 and certain other updates.

**********

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the offering as early as on or about Monday, April 17, 2017.  The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement, or this response letter to me at (310) 284-4544.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling, Esq.

cc:                                Trevor S. Lang, FDO Holdings, Inc.

David V. Christopherson, FDO Holdings, Inc.

Annex A

[***]